

Mail Stop 7010

July 23, 2008

via U.S. mail and facsimile

James P. Waters, Chief Financial Officer
Hillman Companies, Inc.
10590 Hamilton Avenue
Cincinnati, Ohio 45231

> **RE: Hillman Companies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed March 28, 2008**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2008**
> **File No. 1-13293**

Dear Mr. Waters:

We have reviewed your response letter dated July 8, 2008 and have the following additional comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

Critical Accounting Policies and Estimates, page 24

1. We note your response to comment 1 in our letter dated May 22, 2008. Based on your description of how you estimate the fair value of your Class A and Class B Common Stocks, it remains unclear how you determined that the fair value of your Class B Common Stock was $2,037 per share as of March 31, 2006, then $0 per share as of December 31, 2006, $1,692.40 per share as of December 31, 2007, and $599.40 per share as of March 31, 2008. Please provide us with your calculations for each of these periods and disclose such calculations to the extent necessary for a reader's understanding of the changes in fair value from period to period. Also, please tell us the fair value of your Class A Common Stock for each of these periods, if the fair

value differs from the Class B Common Stock fair value. Finally, please tell us how the voting rights and any other materially differing term of your Class A Common Stock versus your Class B Common Stock were taken into account in estimating fair value.

14. Stock-Based Compensation, page 56

2. We note your response to comment 14 in our letter dated May 22, 2008 including the disclosure you intend to include in future filings and have the following additional comments.   Specifically, we note your statement in your response letter, "[t]he vesting schedule does not apply to the first $1,000 per share value as the holder is entitled to recover the lower of the original cost or market regardless of the vesting schedule." Further, we note that you intend to disclose in future filings the following statement: "…the Class B Common Stock is adjusted at each balance sheet date to an amount equal to the greater of the fair market value or the original cost of $1,000 per share plus the excess of the fair market value over original cost adjusted for the proportion of consideration received in the form of employee services." Based on your current disclosure and the disclosures you intend to include in future filings, it is unclear what portion of the Class B Common Stock is subject to vesting. Please include disclosure in future filings that clearly explains what you mean by the Class B Common Stock is subject to vesting. Further, if unvested shares of Class B Common Stock is puttable at the lower of cost ($1,000 per share) or fair market value ($599.40 per share as of March 31, 2008), then it is unclear why you would recognize the greater of cost or fair market value for unvested shares. Please advise.

3. With reference to the fair value of the Class B Common Stock as of each balance sheet presented and the amount of shares that have vested through the respective balance sheet date, please clarify for readers how you determined the liability reflected at each balance sheet date.

Form 10-Q for the Fiscal Quarter Ended March 31, 2008

9. Common and Preferred Stock, page 13

4. We note your response to comment 18 in our letter dated May 22, 2008. We understand that the Hillman Investment Company Class A Preferred Stock was initially reduced by the sponsor fees. However, it remains unclear why the Hillman Company Class A Preferred Stock are not recorded at full redemption/liquidation value of $57,344,400, as this is the amount of your actual liability. Please advise.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief